================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                               AGERE SYSTEMS INC.
                 ----------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00845V 10 0
                                -----------------
                                 (CUSIP Number)
                 ----------------------------------------------

                                SCOTT A. ARENARE
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
                 ----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                  JUNE 13, 2002
                 ----------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|.

                               Page 1 of 11 Pages

================================================================================

                                SCHEDULE 13D

   CUSIP NO. 00845V 10 0                                    PAGE 2 OF 11


-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
            13-4161869
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [X]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                    -0-
            -------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                   52,555,737*
            -------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                  -0-
            -------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                             52,555,737*
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,555,737*
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.0%**
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
            PN
-------------------------------------------------------------------------------

---------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Class A Common Stock by the Investors pursuant to the terms of the Forward Contract.

**Represents the percentage of Class A Common Stock beneficially owned by WP
  VIII as of June 21, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Class A Common Stock by the Investors pursuant to the terms of the Forward Contract. Based on the same assumptions, as of June 21, 2002, WP VIII beneficially owned 3.2% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                                SCHEDULE 13D

   CUSIP NO. 053499 10 9                                    PAGE 3 OF 11


-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            WARBURG, PINCUS & CO.
            13-6358475
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [X]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                    -0-
            -------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                   52,555,737*
            -------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                  -0-
            -------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                             52,555,737*
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,555,737*
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.0%**
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
            PN
-------------------------------------------------------------------------------

  ---------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Common Stock by the Investors pursuant to the terms of the Forward Contract.

**Represents the percentage of Class A Common Stock beneficially owned by WP as of June 21, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Class A Common Stock by the Investors pursuant to the terms of the Forward Contract. Based on the same assumptions, as of June 21, 2002, WP beneficially owned 3.2% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                                SCHEDULE 13D

   CUSIP NO. 053499 10 9                                    PAGE 4 OF 11


-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            WARBURG PINCUS LLC
            13-3536050
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [X]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
            WC
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares                    -0-
            -------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By                   52,555,737*
            -------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting                  -0-
            -------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                             52,555,737*
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,555,737*
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.0%**
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
            OO
-------------------------------------------------------------------------------

  ---------------------------
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Common Stock by the Investors pursuant to the terms of the Forward Contract.

**Represents the percentage of Class A Common Stock beneficially owned by WP LLC as of June 21, 2002 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms and the purchase of 10,000,000 shares of Class A Common Stock by the Investors pursuant to the terms of the Forward Contract. Based on the same assumptions, as of June 21, 2002, WP LLC beneficially owned 3.2% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 5 OF 11


              This statement on Schedule 13D (this "Schedule 13D") is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a limited partnership organized under the laws of Delaware ("WP VIII"), Warburg, Pincus & Co., a general partnership organized under the laws of New York ("WP"), and Warburg Pincus LLC, a limited liability company organized under the laws of New York ("WP LLC", and together with WP VIII and WP, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II"), and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members".

ITEM 1. SECURITY AND ISSUER.
        -------------------

              This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Agere Systems Inc., a corporation organized under the laws of Delaware (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (together with the regulations promulgated thereunder, the "Exchange Act"). The address of the principal executive offices of the Issuer is 555 Union Boulevard, Allentown, Pennsylvania 18109.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

(a) This Schedule 13D is being filed by the Group Members. The Group Members may be deemed to be a "group" within the meaning of Rule 13d-5 of the Exchange Act. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC are described on Schedule I, which is attached hereto as part of Exhibit 1 and is incorporated herein by reference

(b) The address and principal place of business of each of the Group Members is c/o 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each Investor is that of a limited partnership engaged in making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and various other investment funds. The principal business of WP LLC is acting as manager of each of the Investors and various other investment funds.

(d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members of WP and WP LLC set forth on Schedule I has, during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members of WP and WP LLC set forth on

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 6 OF 11


     Schedule I has, during the five years preceding the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WP VIII is organized under the laws of Delaware. Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Each of WP and WP LLC is organized under the laws of New York. Except as otherwise indicated on Schedule I, each of the individuals referred to in paragraph (a) above are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

              The total amount of funds required by each Investor to purchase the shares of Class A Common Stock and Convertible Subordinated Notes (as defined below) as described herein was, or, in the case of those shares of Class A Common Stock subject to the Forward Contract (as defined below), will be, furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Class A Common Stock was $55,506,941, net of brokerage commissions. The total amount of funds used by the Investors to purchase Convertible Subordinated Notes was $75,000,000. The total amount of funds that may be used by the Investors to purchase shares of Class A Common Stock pursuant to the Forward Contract may be up to $25,000,000, but is presently expected to be $23,131,700, net of brokerage commissions and other transaction costs.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

              The purchase by the Investors of beneficial ownership of the shares of Class A Common Stock as described herein was effected because of the Reporting Persons' belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities (including without limitation Class A Common Stock or Class B Common Stock or, if issued, convertible debt securities or other debt or equity securities) of the Issuer, convert or exchange securities that they hold, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

              Each of the Investors is a partnership engaged in making private equity and related investments. In connection with that business, the Reporting Persons frequently seek to make significant investments in the entities in which they invest, engage in discussions with the management of the entities in which they invest and/or seek and often obtain representation on the board of directors of the entities in which they invest. The Reporting Persons may in the

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 7 OF 11

future seek to engage in discussions with management of the Issuer concerning the business, strategy and/or operations of the Issuer, concerning the possibility of a representative of the Reporting Persons becoming a member of the board of directors of the Issuer and/or concerning potential investments by the Reporting Persons in securities of the Issuer and/or its subsidiaries. Such discussions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

              Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clause (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

(a) The Reporting Persons beneficially own shares of Class A Common Stock by virtue of the Investors' beneficial ownership of shares of Class A Common Stock and of the Issuer's 6.5% Convertible Subordinated Notes due 2009 (the "Convertible Subordinated Notes"), which are convertible at the option of the holder into shares of Class A Common Stock, and the Investors' rights under the Forward Contract as described below. As of June 21, 2002, the Reporting Persons estimate that they each beneficially owned an aggregate of 52,555,737 shares of Class A Common Stock, representing 19,880,000 shares of Class A Common Stock beneficially owned by the Investors, 22,675,737 shares of Class A Common Stock that may be acquired by the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors, and 10,000,000 shares of Class A Common Stock that are presently expected to be purchased by the Investors pursuant to the terms of the Forward Contract. Of the aggregate of 52,555,737 shares of Class A Common Stock beneficially owned by WP and WP LLC, 1,623,972 shares represent shares of Class A Common Stock owned of record by WPNPE VIII I, WPNPE VIII II and WPGPE VIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 of the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Class A Common Stock that are beneficially owned by the Investors.

     Assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors and the purchase by the Investors of 10,000,000 shares of Class A Common Stock under the Forward Contract, as of June 21, 2002, the 52,555,737 shares of Class A Common Stock beneficially owned by each Reporting Person represented approximately 7.0% of the outstanding shares of Class A Common Stock, and 3.2% of the Issuer's outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), taken as a whole, in each case, after giving effect to the issuance of the Class A Common Stock upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors (based on 727,456,519 shares of Class A Common Stock and 908,100,000 shares of Class B Common Stock outstanding as of April 30, 2002, as set forth in the Issuer's Form 10-Q, for the quarterly period ended March 31, 2002).

(b) As described in paragraph (a) above, the Group Members have beneficial ownership over an aggregate of 52,555,737 shares of Class A Common Stock. Of this aggregate of

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 8 OF 11

     52,555,737 shares of Class A Common Stock, 19,880,000 shares are represented by the shares of Class A Common Stock beneficially owned by the Investors, 22,675,737 are represented by shares of Class A Common Stock that are issuable to the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors and the balance of 10,000,000 are represented by shares of Class A Common Stock that are presently expected to be purchased by the Investors under the Forward Contract. Each of the Investors shares voting power and dispositive power over the shares of Class A Common Stock that such Investor beneficially owns with WP LLC and WP.

(c) The Investors acquired shares of Class A Common Stock in the open market transactions described below:



                Date                 # of Shares             Per Share Price         Total Cost (net of brokerage
                                                                                                 commissions)
        ------------------    ------------------         ------------------          ----------------------------
              1/31/02                  270,000                    $5.08                       $1,371,789
               2/1/02                  730,000                    $5.10                       $3,723,000
               2/4/02                 1,000,000                   $5.06                       $5,062,500
               2/5/02                 1,460,000                   $4.10                       $5,982,204
              6/11/02                 1,000,000                   $2.65                       $2,647,100
              6/12/02                 9,720,000                   $2.37                      $23,059,728
              6/13/02                 5,700,000                   $2.40                      $13,660,620


     On June 13, 2002, the Investors agreed to purchase $75,000,000 of aggregate principal amount of the Convertible Subordinated Notes. On June 17, 2002, the Investors entered into the Forward Contract.

     Except as described herein, during the last sixty days there were no transactions in shares of Class A Common Stock effected by the Reporting Persons or, to the best of their knowledge, by any of the persons set forth on Schedule I.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

(e)  Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

              Pursuant to Rule 13d-1(k) of the Exchange Act, the Reporting Persons have entered into a joint filing agreement, dated as of June 21, 2002, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit I and is incorporated herein by reference.

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 9 OF 11

              On June 17, 2002, the Investors entered into a forward purchase contract with Citibank, N.A. ("Citibank"), in respect of shares of Class A Common Stock having an aggregate value of up to $25,000,000 on July 29, 2002 (the "Forward Contract"). The actual number of shares of Class A Common Stock that the Investors will purchase, and the per share price thereof, cannot be determined with certainty at this time; however, it is presently estimated that the Investors will purchase up to aggregate of 10,000,000 shares of Class A Common Stock, at an estimated price of $2.31 per share (the "Initial Price"), net of brokerage and other transaction costs. The Investors' acquisition of shares of Class A Common Stock under the Forward Contract is subject to clearance under, or a valid exemption from, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder. Pursuant to the terms of the Forward Contract, if the Investors do not elect to purchase any shares of Class A Common Stock on July 29, 2002, (1) if the Initial Price is greater than the trading price of the shares of Class A Common Stock on July 29, 2002 (the "July 29 Price"), the Investors must (a) make a cash payment to Citibank of an amount equal to, or (b) deliver shares of Class A Common Stock having a value (based on the July 29 Price) equal to, the excess of the Initial Price over the July 29 Price, or (2) if the July 29 Price is greater than the Initial Price, Citibank must (a) make a cash payment to the Investors of an amount equal to, or (b) deliver shares of Class A Common Stock having a value (based on the July 29 Price) equal to, the excess of the July 29 Price over the Initial Price. The term sheet setting forth the terms of the Forward Contract is attached hereto as Exhibit 2, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

1. Joint Filing Agreement, dated as of June 21, 2002, by and among Warburg Pincus Private Equity VIII, L.P., Warburg, Pincus & Co., Warburg Pincus LLC, Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II and Warburg Pincus Germany Private Equity VIII KG

2. Forward Purchase Term Sheet, dated June 17, 2002, by and between Warburg Pincus Private Equity VIII, L.P. and Citibank, N.A.

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 10 OF 11



                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2002


                                  WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                  By:  Warburg, Pincus & Co.,
                                       General Partner

                                       By: /s/ Scott A. Arenare
                                           -------------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner


                                  WARBURG, PINCUS & CO.

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner


                                  WARBURG PINCUS LLC

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner



                                  WARBURG PINCUS NETHERLANDS PRIVATE
                                      EQUITY VIII C.V.I

                                  By:  Warburg, Pincus & Co.,
                                       General Partner

                                       By: /s/ Scott A. Arenare
                                           -------------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner

CUSIP NO. 053499 10 9              SCHEDULE 13D                    PAGE 11 OF 11


                                  WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. II

                                  By:  Warburg, Pincus & Co.,
                                       General Partner

                                       By: /s/ Scott A. Arenare
                                           -------------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner


                                  WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                                  By:  Warburg, Pincus & Co.,
                                       General Partner

                                       By: /s/ Scott A. Arenare
                                           -------------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner